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FORM 5
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/ / Check box if no               U.S. SECURITIES AND EXCHANGE COMMISSION
    longer subject to                       WASHINGTON, DC 20549
    Section 16. Form
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See            Filed pursuant to Section 16(a) of the Securities
    Instruction 1(b)                         Exchange Act of 1934,
/x/ Form 3 Holdings                  Section 17(a) of the Public Utility
    Reported                 Holding Company Act of 1935 or Section 30(f) of
/x/ Form 4                              the Investment Company Act
    Transactions                                   of 1940
    Reported

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1. Name and Address of Reporting Person(1)     2. Issuer Name and Ticker or Trading Symbol     7. Individual or Joint/Group Filing
                                                                                                  (Check applicable line)
    Samstock, L.L.C.                               Transmedia Network, Inc. (TMN)                      Form filed by One Reporting
                                                                                                  ---- Person
                                                                                                    X  Form Filed by More Than One
                                                                                                  ---- Reporting Person
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  (Last)          (First)          (Middle)    3. IRS Identification      4. Statement for
                                                  Number of Reporting        Month/Year
                                                  Person, if an Entity
  Two North Riverside Plaza, Suite 600            (Voluntary)                12/00

-------------------------------------------                               -------------------
                 (Street)                                                 5. If Amendment,
 Chicago          IL                 60606                                   Date of Original
-------------------------------------------                                  (Month/Year)
  (City)         (State)              (Zip)
                                                                          6. Relationship of Reporting Person to
                                                                             Issuer (Check all applicable)
                                                                                 Director       X 10% Owner
                                                                             ----              ---
                                                                                 Officer (give    Other (Specify
                                                                             ----        title ---       below)
                                                                                         below)


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                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Issuer's     Direct         Benefi-
                                  (Month/                                                Fiscal Year         (D) or         cial
                                   Day/                 ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                Amount    (A) or (D)  Price                          (I)            ship
                                                                                                             (Instr. 4)     (Instr.
                                                                                                                            4)
Common Stock, $.02 par value       12/00      S4       405,479(1)    D         $4.5625      1,917,473           D
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Common Stock, $.02 par value       12/00      P3       405,479(2)    A         $4.5625        405,479           D
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
FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion       Title   Number of
                                                                (A)     (D)    cisable Date               Shares
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Series A Preferred Stock   $2.41         08/04/00  (1)                          3/04/00 3/04/09  Common Stock,            $3.825
(Right to Convert)                                                                               par value $.02
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Warrants to Purchase       $2.4813       08/04/00  (1)                          8/04/00 11/09/04 Common Stock,   --       $1.5187
Common Stock (Right to Buy)                                                                      par value $.02
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Warrants to Purchase       $8.00         08/04/00  (1)                          8/04/00 11/09/04 Common Stock,   --       $ .01
Common Stock (Right to Buy)                                                                      par value $.02
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Warrants to Purchase       $5.93125      12/00     S4                405,479(2) 8/23/00 8/23/05  Common Stock,   405,479  $4.5625
Common Stock (Right to Buy)                                                                      par value $.02
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Warrants to Purchase       $7.30         12/00     S4                405,479(2) 8/23/00 8/23/05  Common Stock,   405,479  $4.5625
Common Stock (Right to Buy)                                                                      par value $.02
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Warrants to Purchase       $5.93125      12/00     P3     405,479(3)            8/23/00 8/23/05  Common Stock,   405,479  $4.5625
Common Stock (Right to Buy)                                                                      par value $.02
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Warrants to Purchase       $7.30         12/00     P3     405,479(3)            8/23/00 8/23/05  Common Stock,   405,479  $4.5625
Common Stock (Right to Buy)                                                                      par value $.02
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 9. Number of           10. Ownership               11. Nature of
    Derivative              of Derivative               Indirect
    Securities              Security:                   Beneficial
    Beneficially            Direct (D)                  Ownership
    Owned at End            or Indirect (I)             (Instr. 4)
    of Year                 (Instr. 4)
    (Instr. 4)
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    2,692,748                  D

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      949,000                  D

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      858,892                  D

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     ----                      D

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     ----                      D

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    405,479                    D

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    405,479                    D

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Explanation of Responses:

(1) This is a previously reported tansaction.

(2) These securities were disposed of by Samstock, L.L.C., whose sole member S2 Investments is a member of a group with EGI-Fund
    (00) Investments, L.L.C. ("EGI-00")  for purposes of Section 13(d) of the Securities Exchange Act of 1934.

(3) These securities were acquired by EGI-00 in an intercompany transfer from Samstock, LLC.

                                                                                           Donald J. Liebentritt           12/14/01
                                                                                           ------------------------------- -------
                                                                                           Signature of Reporting Person(1)  Date
                                                                                           By: Donald J. Liebentritt,
                                                                                               Vice President
                                                                                               Samstock, L.L.C.

(1) Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

      Note. File three copies of this form, one of which must be manually signed.                                         Page 2
If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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                            Joint Filer Information

Designated Filer:          Samstock, L.L.C.
Issuer and Ticker Symbol:  Transmedia Network Inc. (TMN)
Period Covered by Form:    Year Ended 12/31/00


Joint Filer:

Name:        EGI-Fund (00) Investments, L.L.C.
Address:     Two North Riverside Plaza, Suite 600
             Chicago, IL 60606


Signature:   /s/ Donald J. Liebentritt
                -------------------------
             By: Donald J. Liebentritt, Vice President
                 EGI-Fund (00) Investments, L.L.C.